September 21, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Matthew Crispino, Esq. Attorney-Advisor Division of Corporation Finance
Re:	MGT Capital Investments, Inc. Registration Statement on Form S-3 (No. 333-182298)

Ladies and Gentlemen:

On behalf of MGT Capital Investments Inc. (the “Company”), we enclose the Company’s request for acceleration of the above-referenced Registration Statement to 5:00 p.m., New York City time, on Tuesday , September 25, 2012, or as soon as possible thereafter, and acknowledgement of the statements contained in the Commission’s letters to the Company.

Please advise the undersigned of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Arthur S. Marcus

Arthur S. Marcus

cc: Mr. Robert B. Ladd, President, CEO and Director

Securities and Exchange Commission

September 21, 2012

September 21, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Matthew Crispino, Esq. Attorney-Advisor Division of Corporation Finance
Re:	MGT Capital Investments, Inc. Registration Statement on Form S-3 (No. 333-182298)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, MGT Capital Investments, Inc.(the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 p.m., New York City time, on Tuesday, September 25, 2012, or as soon as possible thereafter.

In connection with the Company’s request for acceleration of the effective date of the Registration Statement, the Company acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MGT Capital Investments, Inc.

By: /s/ Robert B. Ladd

             Robert B. Ladd

             President and Chief Executive Officer